November 28, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (604) 443-7000

Robert A. Biagioni
President
Katie Gold Corp.
1055 West Hastings Street, Suite 1400
Vancouver, British Columbia
Canada V6E 2E9


Re: 	Katie Gold Corp.
Amendment No. 3 to Registration Statement on Form SB-2
Filed November 8, 2005
	File No. 333-126748


Dear Mr. Biagioni:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to comment 4 of our letter dated November
2,
2005. Please revise to discuss the current status of your operations by disclosing the remaining aspects of Phase I, whether you have begun to evaluate the results of Phase I, and whether you have decided to proceed with Phase II or, alternatively, have decided to drop your option on the Conglin Property. If you have not begun to analyze the results of Phase I, please discuss when you intend to do so, how long you expect this process to take, and the person(s) who will be responsible for this evaluation and the subsequent determination of whether to proceed.

2. Please consider adding a risk factor discussing your future operations if you decide to drop your option on the Conglin
Property.
Risk Factors, page 8
If we do not obtain additional financing, our business will fail, page 8

3. We note your response to comment 5 of our letter dated November
2,
2005. Please clarify that disclosure stating you "will require additional financing . . . to cover our anticipated administrative costs" refers to administrative costs incurred more than one year after the effectiveness of this registration statement, as reflected in the table in your Use of Proceeds section. In addition, please reconcile this statement with disclosure in the fourth paragraph of this risk factor stating that "[i]t is reasonable to expect that all three phases could be completed within one year" and implying that your $25,000 administrative costs should cover all three phases of your exploration. Finally, please delete your statement that you "should need funding for an estimated $25,000 in administrative costs in addition to our exploration costs," as you state elsewhere that you intend to cover these costs with the proceeds of your unregistered sales of securities.

Because we have not commenced business operations . . ., page 9

4. Please revise your statement that you have not commenced exploration on the Conglin Property, as your response to prior comment 4 states that you have "initiated and completed the majority of our first phase of exploration on the Conglin Property."
Similarly update and revise Plan of Operations and throughout your document, as necessary.

Because our president has other business interests . . ., page 11

5. Please disclose the limited amount of business time that your two officers and directors will be devoting to your affairs. In addition, please revise to address the amount of time Ms. Arnott will spend on your affairs and discuss the risk presented by these other business interests. If the nature of these outside business interests presents a conflict of interest between Mr. Biagioni or Ms.
Arnott and the company and such conflict presents a material risk to investors, so state.

Exhibits
Exhibit 5.1, Legal Opinion

6. Your registration statement names 30 selling shareholders, while
the legal opinion of Batcher, Zarcone & Baker opines on the
"proposed
sale by 33 shareholders . . . ."  Please submit a revised opinion of
counsel making reference to the correct number of shareholders selling under this registration statement. If there are known selling shareholders not named in the registration statement, revise your registration statement to name these shareholders. We may have additional comment upon review of your response.
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ernest Green, Staff Accountant, at (202)
551-
3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3767 with any other questions.


Sincerely,



Jennifer Hardy
Branch Chief

cc:	Karen A. Batcher, Esq. (via facsimile 619/789-6262)
      Batcher Zarcone & Baker, LLP
      4252 Bonita Road, Suite 151
	Bonita, California 91902

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Robert A. Biagioni
Katie Gold Corp.
November 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE